Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273319

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated July 28, 2023)

Canopy Growth Corporation

13,218,453 Common Shares

This prospectus supplement supplements the prospectus dated July 28, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-273319). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale, from time to time, of up to 13,218,453 of our common shares (the “Shares”) by the selling securityholders listed in the section of the Prospectus entitled “Selling Securityholders” (the “Selling Securityholders”). The Shares were issued to the Selling Securityholders (i) on May 17, 2022 and May 25, 2022 pursuant to an Option Agreement, dated as of May 17, 2022, by and among us, Canopy Oak LLC (“Canopy Oak”), Lemurian, Inc., a California corporation, and the other parties thereto; (ii) on May 17, 2022 pursuant to an Option Agreement, dated as of May 17, 2022, by and among Canopy Oak and the other parties thereto; and (iii) on November 4, 2022 and March 17, 2023 pursuant to the Third Amendment to Tax Receivable Agreement, dated as of October 24, 2022, by and among us, Canopy USA, LLC, a Delaware limited liability company, Acreage Holdings America, Inc., a Nevada corporation, High Street Capital Partners, LLC, a Delaware limited liability company (“HSCP”), and certain members of HSCP.

Investing in our common shares (“Common Shares”) involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Item 1A. Risk Factors” beginning on page 29 of our Annual Report on Form 10-K for the year ended March 31, 2023 (the “Annual Report”), which is incorporated by reference in the Prospectus, as well as the risk factors discussed in the periodic reports and other documents we file from time to time with the SEC and with applicable Canadian securities regulators, and which we incorporate into the Prospectus by reference. See also “Risk Factors” beginning on page 6 of the Prospectus.

Our Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “WEED” and on the Nasdaq Global Select Market under the symbol “CGC.” On September 13, 2023, the closing price of our Common Shares on the Nasdaq Global Select Market was US$1.16 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 14, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 13, 2023

Canopy Growth Corporation

(Exact name of registrant as specified in its charter)

Canada	001-38496	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Hershey Drive Smiths Falls, Ontario	K7A 0A8
(Address of principal executive officers)	(Zip Code)

(855) 558-9333

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	CGC	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.05	Costs Associated with Exit or Disposal Activities.

On September 13, 2023, the Board of Directors (the “Board”) of Canopy Growth Corporation (the “Company”) authorized a plan to reduce the Company’s cash outlay by ceasing to fund the operations of BioSteel Sports Nutrition Inc. (“BioSteel Canada”) and terminating, effective, as applicable, commencing September 14, 2023 and on an ongoing basis, 181 employees who were employed by the Company or Canopy Growth USA, LLC (“Canopy Growth USA”), a wholly-owned subsidiary of the Company, that provided services to any of BioSteel Canada or its two U.S. affiliates, BioSteel Sports Nutrition USA LLC (“BioSteel USA”) and BioSteel Manufacturing LLC (“BioSteel Manufacturing” and collectively with BioSteel Canada and BioSteel USA, the “BioSteel Entities”). The Company owns approximately 90% of the outstanding shares of BioSteel Canada.

Following such decision, the Board of Directors of BioSteel Canada authorized the commencement of proceedings under the Canadian Companies’ Creditors Arrangement Act (the “CCAA”). BioSteel Canada has obtained an order for creditor protection from the Ontario Superior Court of Justice (Commercial List) (the “Court”) under the CCAA which provides for, among other things: (i) a stay of proceedings in favor of the BioSteel Entities; and (ii) the appointment of KSV Restructuring Inc. as monitor of BioSteel Canada. The Company remains BioSteel Canada’s largest creditor and shareholder and anticipates receiving its proportionate share of any recoveries in the CCAA process. It is anticipated that management of the BioSteel Entities will conduct an orderly sales process under the supervision of the Court.

The Board authorized the Company to cease funding BioSteel Canada following a previously announced comprehensive review of strategic options for the Company of the BioSteel Entities, including a potential sale. The Board considered that while the business of the BioSteel Entities has experienced year-over-year revenue growth, the BioSteel Entities were reliant on the Company for ongoing financing, which resulted in a significant cash burden to the Company and contributed to the negative operating cash flow for the Company on a consolidated basis. The Board’s decision to cease funding BioSteel Canada is consistent with the Company’s transformation to a simplified, asset-light operating model and focus on its core operations.

The Company expects to incur material costs in connection with the CCAA process for the BioSteel Entities, including costs associated with workforce reductions since the entire workforce thereof was employed by the Company and will receive termination benefits and severance, as applicable. The Company expects to incur charges of between CDN$15-20 million, of which the Company expects approximately CDN$3.7 million will consist of payroll-related charges to be paid by the Company or Canopy Growth USA. The remaining charges are primarily attributable to restructuring costs that the Company expects will be incurred by BioSteel Canada. The Company expects the aforementioned charges to be substantially recorded in the second and third quarters of the Company’s fiscal year ending March 31, 2024. The Company expects associated annual cash savings in excess of CDN$100 million.

The charges the Company expects to incur in connection with this action are preliminary estimates and are subject to a number of assumptions and risks, and actual results may differ materially. The Company may also incur other material charges not currently contemplated due to events that may occur as a result of, or in connection with, this action.

Item 2.06	Material Impairments.

The information provided in Item 2.05 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference into this Item 2.06. In conjunction with the CCAA process, the Company expects to incur an asset impairment charge of between approximately CDN$100-$130 million in the second quarter of fiscal year 2024 under generally accepted accounting principles.

The asset impairment charges the Company expects to be incurred in connection with this action are preliminary estimates and are subject to a number of assumptions and risks, and actual results may differ materially. The Company may also incur other material charges not currently contemplated due to events that may occur as a result of, or in connection with, this action.

Item 7.01	Regulation FD Disclosure.

On September 14, 2023, the Company issued a press release to announce the aforementioned actions in Item 2.05 of this Current Report. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information set forth and incorporated by reference in Item 7.01 of this Current Report, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section. The information set forth and incorporated by reference in Item 7.01 of this Current Report, including Exhibit 99.1 attached hereto, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any incorporation by reference language in any such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Description
99.1	Press Release dated September 14, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Notice Regarding Forward-Looking Statements

This Current Report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable U.S. and Canadian securities laws (collectively, “forward-looking statements”), which involve certain known and unknown risks and uncertainties. Forward-looking statements predict or describe our future operations, business plans, business, performance and investment strategies. These forward-looking statements are generally identified by their use of such terms and phrases as “intend,” “goal,” “strategy,” “estimate,” “expect,” “project,” “projections,” “forecasts,” “plans,” “seeks,” “anticipates,” “potential,” “proposed,” “will,” “should,” “could,” “would,” “may,” “likely,” “designed to,” “foreseeable future,” “believe,” “scheduled” and other similar expressions and include statements relating to BioSteel Canada’s intention to complete proceedings under the CCAA; the outcome of the CCAA proceedings, the effects on BioSteel Manufacturing and BioSteel USA and any potential recovery for its stakeholders, including the Company; and the impact on the Company’s financial position, including the potential cash proceeds from the sale of BioSteel Canada’s assets. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, financial results, results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Such risks and uncertainties include, but are not limited to, the ability of the BioSteel Entities to complete any future potential transactions in connection with the CCAA proceedings and the terms and conditions thereof; risks relating to the CCAA process, including uncertainty of any residual value for stakeholders of the BioSteel Entities under the CCAA process; damage to the Company’s reputation; uncertainties related to any legal challenges; negative operating cash flow; uncertainty of additional financing; use of proceeds; volatility in the price of the Company’s common shares; inherent uncertainty associated with projections; and expectations regarding future investment, growth and expansion of operations. A discussion of some of the material factors applicable to the Company can be found under the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended March 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) and with applicable Canadian securities regulators, as such factors may be further updated from time to time in its periodic filings with the SEC and with applicable Canadian securities regulators, which can be accessed at www.sec.gov/edgar and www.sedar.com, respectively. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Current Report and in the filings. Any forward-looking statement included herein is made as of the date of this Current Report and, except as required by law, the Company disclaims any obligation to update or revise any forward- looking statement. Readers are cautioned not to put undue reliance on any forward-looking statement. Forward-looking statements contained in this Current Report are expressly qualified by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CANOPY GROWTH CORPORATION

By:	/s/ Judy Hong
Judy Hong
Chief Financial Officer

Date: September 14, 2023